
RECEIVED
FEB 27 2007
156
WASH, D.C.

SECURITIE  SION

07002627

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: February 28, 2007 |
| Estimated average burden hours per response . . . 12.00 |

| SEC FILE NUMBER |
|---|
| 8-53718 |

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dillon Scott Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 Broadway, Suite 805
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Schaefer, President 212-269-2321
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Cuthill & Eddy LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

**CHECK ONE:**
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.**

## OATH OR AFFIRMATION

I, Greg Schaefer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dillon Scott Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

President

Title

See attached

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and un-audited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Santa Clara

On 22 Feb 07 (Date) before me, Ellis Roman, Notary Public (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),

personally appeared Greg Schaefer (Name(s) of Signer(s)),

☐ personally known to me

☑ (or proved to me on the basis of satisfactory evidence)

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.


ELLIS ROMAN
Commission # 1696094
Notary Public - California
Santa Clara County
My Comm. Expires Sep 26, 2010

Place Notary Seal Above

WITNESS my hand and official seal.

Signature of Notary Public

## OPTIONAL

*Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

**Description of Attached Document**

Title or Type of Document: United States Securities & Exchange Commission

Document Date: 22 FEB 07 Number of Pages: 1

Signer(s) Other Than Named Above: ____________

**Capacity(ies) Claimed by Signer(s)**

Signer's Name: Greg Schaefer
☐ Individual
☑ Corporate Officer — Title(s): President
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ____________

Signer Is Representing: ____________


RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ____________
☐ Individual
☐ Corporate Officer — Title(s): ____________
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ____________

Signer Is Representing: ____________


RIGHT THUMBPRINT OF SIGNER
Top of thumb here




Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
*Limited Liability Company*

Carson L. Eddy
Victor J. Incinelli
Todd Hitchins
Jennifer L. Christensen


## Independent Auditor's Report

Board of Directors
Dillon Scott Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Dillon Scott Securities, Inc. as of December 31, 2006, and the related statements of loss, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dillon Scott Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, computation of net capital and computation of aggregate indebtedness, as of December 31, 2006, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cuthill & Eddy LLC

February 19, 2007


1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
www.cuthilleddy.com

DILLON SCOTT SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

## ASSETS

| | |
|---|---|
| Cash | $ 6,922 |
| Commissions receivable | 20,947 |
| Employee advances | 29,300 |
| Deposit with clearing broker | 14,500 |
| | $ 71,669 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Commissions payable | $ 15,910 |
| Bank overdrafts | 345 |
| Accounts payable and accrued expenses | 4,087 |
| | 20,342 |
| Stockholder's equity: | |
| Common stock, .0001 par value, 1,000 shares authorized, issued and outstanding | - |
| Additional paid-in capital | 58,850 |
| Deficit | (7,523) |
| | 51,327 |
| | $ 71,669 |

See notes to financial statements.

DILLON SCOTT SECURITIES, INC.

STATEMENT OF LOSS

FOR THE YEAR ENDED DECEMBER 31, 2006

| | |
|---|---|
| Revenues: | |
| Commission income | $ 315,601 |
| Other income | 63,612 |
| | 379,213 |
| Expenses: | |
| Commission expense | 156,538 |
| Clearing and communications | 61,440 |
| General and administrative | 169,930 |
| | 387,908 |
| Net loss | $ (8,695) |

See notes to financial statements.

DILLON SCOTT SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

| | Common stock | | Additional | Retained Earnings | |
|---|---|---|---|---|---|
| | Shares | Amount | paid-in capital | (Deficit) | Total |
| Balances, January 1, 2006 | 1,000 | $ - | $ 58,100 | $ 1,172 | $ 59,272 |
| Contributions | - | - | 750 | - | 750 |
| Net loss | - | - | - | (8,695) | (8,695) |
| Balances, December 31, 2006 | 1,000 | $ - | $ 58,850 | $ (7,523) | $ 51,327 |

See notes to financial statements.

DILLON SCOTT SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

| | |
|---|---|
| Cash flows from operating activities: | |
| Net loss | $ (8,695) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | |
| Decrease in commissions receivable | 10,345 |
| Decrease in employee advances | 4,890 |
| Decrease in commissions payable | (2,601) |
| Increase in accounts payable and accrued expenses | 909 |
| Total adjustments | 13,543 |
| Net cash provided by operating activities | 4,848 |
| Cash flows from financing activities: | |
| Capital contributions | 750 |
| Increase in bank overdraft | 345 |
| Net cash provided by financing activities | 1,095 |
| Net increase in cash | 5,943 |
| Cash, beginning of year | 979 |
| Cash, end of year | $ 6,922 |

See notes to financial statements.

DILLON SCOTT SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006

1. Nature of operations and summary of significant accounting policies:

Nature of operations:

Dillon Scott Securities, Inc. (the "Company") was incorporated June 28, 2001 and began operations in May 2002 for the purpose of conducting business as a broker/dealer in securities. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company clears its trades through a third-party reintroducing broker agreement with Computer Clearing Services, Inc. on a fully disclosed basis. Therefore, the Company does not carry securities accounts for customers or perform custodial functions.

Advertising:

The Company expenses advertising costs as the costs are incurred.

Revenue and expense recognition:

The revenue of the Company is derived primarily from commissions earned on the sale of securities. Commission income is recorded on the date of the transaction leading to the commission.

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

Income taxes:

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company considers all expected future events other than enactments of changes in the tax law or rates. Changes in tax laws or rates will be recognized in the future year in which they occur. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

2. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2006, the Company had excess net capital of $17,027 and a net capital ratio of .92 to 1.

3. Liabilities subordinated to the claims of creditors:

None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2006.

4. Lease commitments:

Effective November 1, 2006, the Company terminated the operating lease for office space that expired in January 2008 with monthly payments of $3,800 and resigned a twelve month lease for smaller, less expensive office space with monthly payments of $850. In addition, the Company previously subleased a portion of the larger office space for $2,000 per month. No subleasing is associated with the new lease.

Total rent expense for the year ended December 31, 2006 was $26,440.

5. Income taxes:

The components of the net deferred tax asset as of December 31, 2006 are as follows:

| | |
|---|---|
| Deferred tax asset | $ 5,827 |
| Deferred tax liability | (4,477) |
| Valuation allowance | (1,350) |
| | $ - |

The deferred tax asset at December 31, 2006, was fully reserved for. The valuation allowance for the deferred tax asset increased during the year ended December 31, 2006 by $1,208.

The provision for income taxes differs from the amount that would result form applying a statutory rate of 34% primarily due to the valuation allowance. Due to the Company's net loss carry forwards from prior years being used during the year ended December 31, 2006, there is no provision for current income taxes.

DILLON SCOTT SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

FOR THE YEAR ENDED DECEMBER 31, 2006

5. Income taxes - continued:

At December 31, 2006, the Company had operating loss carry forwards of $1,839 may be offset against future taxable income. The carry forwards expire during the years ending December 31, 2024 through 2026.

6. Supplemental disclosures of cash flow information:

Cash was paid during the year for:

| | |
|---|---|
| Interest | - |
| Income taxes | - |

DILLON SCOTT SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

| | |
|---|---|
| Net capital | |
| Total stockholder's equity | $ 51,327 |
| Deductions: | |
| Non-allowable assets: | |
| Employee advances | (29,300) |
| Net capital | $ 22,027 |
| Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006) | |
| Net capital, as reported in Company's Part II FOCUS report | $ 22,027 |

See auditor's report.

DILLON SCOTT SECURITIES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

| | |
|---|---|
| Aggregate indebtedness: | |
| Commissions payable | $ 15,910 |
| Bank overdrafts | 345 |
| Accounts payable and accrued expenses | 4,087 |
| | $ 20,342 |
| Ratio of aggregate indebtedness to net capital | .92 |

See auditor's report



Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
*Limited Liability Company*

Carson L. Eddy
Victor J. Incinelli
Todd Hitchins
Jennifer L. Christensen

## Independent Auditor's Report On Internal Control Required By SEC Rule 17a-5

Board of Directors
Dillon Scott Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Dillon Scott Securities, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
www.cuthilleddy.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Conner & Gorey LLC

February 19, 2007

END